

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2012

<u>Via E-Mail</u>
Francine Lavoie
President and Chief Executive Officer
Boreal Water Collection, Inc.
4496 State Road 42 North
Kiamesha Lake, NY 12751

>   **Re: Boreal Water Collection, Inc.**
>   **Form 10-12G**
>   **Filed August 6, 2012**
>   **File No. 000-54776**

Dear Mrs. Lavoie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

3.   We note your references in the fourth paragraph on page 2 and the third paragraph on page 5 to Les Sources Saint-Elie Inc. as your "sister company." Additionally, we note your disclosure on page 22 that Mrs. Francine Lavoie, your CEO, sole director, and largest shareholder, is also the president of Saint-Elie. Please expand your disclosure to describe the full nature of your relationship with Saint-Elie in greater detail in a single location including any ownership interests, shared management, common owners, or other contracts or agreements between your two companies. Additionally, please make revisions throughout your disclosure as needed to ensure that the impact of your relationship with Saint-Elie is appropriately discussed.

Item 1: Business, page 1

4.   We note your references to the various awards your water has earned you on page 1. We also note your reference in the first paragraph on page 3 to various information "according to 'Beverage Marketing Corporation,' 'Mintel,' and 'Business Insights.'" Additionally, we note your reference in the first paragraph on page 7 to various growth statistics in the bottled water industry some of which appear to be from the International Bottled Water Association. These are only examples. Please provide to us copies of the documents you relied upon in making these assertions and all other similar assertions. Please ensure that these documents are appropriately marked to highlight the sections relied upon and cross-referenced to your filing. In preparing your source materials for submission to us, please ensure that it will be apparent to us how the source materials

support the corresponding statements in your document, including the submission of any necessary supporting schedules that set forth your analysis of the source material.

Narrative Description of Business of Boreal Water Collection, page 1

5.   We note your reference to your exclusive access to two springs, one "in the untouched wilds of Canada and the other in the prestigious Catskills Mountains in New York." Please file as exhibits with your next amendment the contracts, permits or other legal agreements which grant you exclusive access to these water sources. Please see Item 601(b)(10) of Regulation S-K.

6.   We note the use of unsubstantiated assertions in your registration statement. For example, in the third paragraph under this heading you claim that your company has "the most creative staff" and in the first paragraph of page 2 you claim that you have "industry-leading earnings before interest, taxes, depreciation and amortization." Please disclose the basis for these assertions and all similarly unsubstantiated assertions. For example, if a statement is based upon management's belief, please disclose that this is the case and include an explanation for the basis of such belief. Alternatively, if a statement is based upon a report or article, please disclose the source of the information in your filing and provide a copy of this source material to us.

Distribution methods of the products or services:, page 3

7.   We note your disclosure that you distribute water in various bottles as described under this subheading. Please expand this disclosure to describe the process by which you make your product available to your customers. For example, common methods of distribution include the use of wholesalers or direct sales. Additionally, delivery of a product by common carrier may also be a component of product distribution.

Status of any publicly announced new product or service:, page 3

8.   We note your disclosure in the first paragraph under this subheading that you are "looking to manufacture 'Secured Ice' tray packages." Please expand your disclosure to define "secured ice tray packages."

Sources and availability of raw materials and the names of principal suppliers:, page 4

9.   Your indication here that your water is transported by Leisure Time is unclear to us given that you state elsewhere that you purchased the assets of A.T. Reynolds and Sons, Inc., operating as Leisure Time Spring Water. Please revise or advise.

<u>Dependence on one or a few major customers:, page 5</u>

10.   Please revise to disclose whether or not you have any contractual obligations with any of your customers to purchase your products with a view to understanding how consistent your revenues have been and will be.

<u>Financial Information, page 6</u>

11.   We note your disclosure in the last paragraph that disclosing financial information pre-dating the Reynolds acquisition would possibly lead to confusion or a misunderstanding of your current financial condition. We do not believe that presenting historical financial information prepared in accordance with generally accepted accounting principles for periods prior to the Reynolds acquisition together with appropriate footnotes would lead to confusion or a misunderstanding of your current financial condition. Also, it appears that you qualify as a smaller reporting company, as defined in Item 10(f) of Regulation S-K, and that you are not required to provide the information required by Item 301 of Regulation S-K. As such, please remove the disclosure in the last paragraph. In addition, please confirm to us that you qualify as a smaller reporting company and revise the cover page to indicate that you are a smaller reporting company or provide the information required by Item 301 of Regulation S-K.

12.   It appears that the reference to Note 6 of your audited financial statements in the third paragraph should be Note 8. Please revise or advise.

<u>Boreal Water's Bottling faces two main classes of competition…, page 7</u>

13.   We note language under this heading and in the title of this heading mitigating the risk of competitive pressure. Please revise this disclosure to ensure that it presents a balanced picture of your risks and opportunities.

<u>Management, page 8</u>

14.   We note your disclosure under this heading that "the <u>members</u> of the Board of Directors have been selected due to… <u>their</u> experience and expertise." However, we note your disclosure on page 22 of your registration statement that you have one director. Please make appropriate revisions throughout your registration statement to ensure that your disclosure refers to the correct number of members of the Board of Directors.

15.   We note your disclosure in the fifth paragraph on page 5 and in the last paragraph on page 18 that you have a licensing agreement with Les Sources Saint-Elie Inc. Please file as an exhibit with your next amendment the licensing agreement with Saint-Elie. Please see Item 601(b)(10) of Regulation S-K.

Item 1A. Risk Factors, page 9

16.   Please delete the language in the third numbered paragraph on page 10 referring to "unknown risks, uncertainties and other factors." All material risks should be described by your disclosure; if risks are not deemed material, you should not reference them.

17.   We note your disclosure in the fourth numbered paragraph on page 9 that your "management may not render services in connection with other business projects." Please explain how this is a risk to you or remove this risk factor.

18.   Please add a risk factor in an appropriately prominent location addressing the conflict of interest between the company and Mrs. Lavoie as a result of her relationship with Les Sources Saint-Elie Inc.

Our industry is extremely competitive, page 11

19.   We note your disclosure under this subheading that "the Premium Bottled Water industry is highly competitive." However, we note your disclosure on page 7 of your registration statement that you "[do] not have a significant competitive environment… and [do] not experience much, if any, competitive pressure." Please reconcile these seemingly contradictory statements.

We expect to have significant indebtedness upon the effective date, page 13

20.   We note that most of the amounts presented as outstanding obligations as of March 31, 2012 do not agree to the balances presented in the unaudited balance sheet on page F-2. Please revise or advise. In addition, please present the balances of outstanding obligations as of December 31, 2011 rather than balances outstanding at March 31, 2011.

Item 2. Financial Information, page 15

Management's Discussion and Analysis of Financial Condition and Results…, page 16

21.   We note your indication at the top of page 17 that you are "very encouraged with the progress of the negotiations associated with these exciting business opportunities." Please revise to elaborate upon the opportunities that you refer to here.

22.   We note the amount of gross sales for the three months ended March 31, 2011 in the first paragraph on page 17 differs from the amount of gross sales reported in the table on page 16 and in the statements of operations on page F-3. Please revise.

23.   Please disclose the extent to which the increase in sales is attributable to increases in prices or to increases in volume or amount of goods sold or to the introduction of new products. Please refer to Item 303(a)(3) of Regulation S-K.

24.   You disclose in the third paragraph on page 17 that the increase in selling, general and administrative expenses is primarily attributable to an increase in stock-based compensation, offset by a decrease in selling expenses. You also disclose the decrease in advertising and business expenses in the fourth paragraph, the increase in consulting, legal and other professional fees in the fifth paragraph and the decrease in salaries and related compensation costs in the sixth paragraph. Please tell us how the disclosures in the fourth, fifth and sixth paragraphs relate to disclosures in the third paragraph. In addition, please revise your disclosures to clearly describe the primary factors that contributed to the change in stock-based compensation and selling expenses as well as aggregate selling, general and administrative expenses. Please refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 18

25.   We note your disclosure in the fourth risk factor on page 11 that following the "restructuring transactions" you may be unable to generate sufficient revenues and cash flows to service your debt obligations as they come due, finance capital expenditures and meet your operational needs. Please describe the "restructuring transactions." In addition, please discuss any known trends, demands, or uncertainties that will result in your liquidity increasing or decreasing in any material way and indicate the course of action you have taken or propose to take to remedy any material liquidity deficiency. In doing so, please discuss your line of credit and other debt obligations, including your mortgage note and the ramifications of the forbearance agreement, your ability to continue as a going concern, your ability to generate cash flows necessary to meet your obligations as they become due and your ability to raise additional debt and or equity financing. Please refer to Item 303(a)(1) of Regulation S-K.

26.   Please revise your disclosure to clarify whether the restructuring transactions and turnaround strategy discussed on page 19 are the same as the restructuring transactions referred to on page 11.

27.   We note your disclosure in the next to last paragraph on page 3 that you intend to install two new polyethylene terephthalate lines in the near future. Please describe material commitments for capital expenditures as of the end of the latest year, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Also, please describe any known material trends, favorable or unfavorable, in your capital resources and indicate any expected material changes in the mix and relative cost of such resources. Refer to Item 303(a)(2) of Regulation S-K.

28.   We note that the amount of cash at December 31, 2011 disclosed in the second paragraph differs from the balance presented in your financial statements. Please revise.

29.   We note that the amount of cash used by operating activities disclosed in the third paragraph differs from the amount of net cash used for operating activities in the summary table of cash flows in the second paragraph. Please revise.

30.   We note that you characterize cash used to purchase shares of common stock for treasury as an investing cash outflow in the first sentence of fifth paragraph. Please revise your disclosure to include treasury stock purchases in your analysis of cash provided by financing activities in the same paragraph to conform to your presentation in the statements of cash flows on page F-5.

Overview, page 18

31.   In your discussions of Liquidity, please revise to discuss the terms and status of the mortgage you have due and outstanding relating to the assets acquired from Reynolds, which you mention on page 6. In this regard, please ensure that your disclosure is consistent because you state on page 6 that an extension is pending and yet on page F-14 you say that the period was further extended to October 3, 2012. Please file the mortgage and all amendments as exhibits.

32.   We note your disclosure in the second paragraph on page F-19 that the increase in net loss attributable to the increase in operating expenses and other expense was offset by a decrease in gross profit, while your financial statements reflect an increase in gross profit. We also note that the amount of the increase in selling, general and administrative expenses disclosed in the same paragraph differs from the amount disclosed in the third paragraph in your discussion of the results of operations for fiscal year 2011 compared to fiscal year 2010 on the same page. Please revise or advise.

33.   Please revise to comply with Item 303(a)(5) of Regulation S-K.

Results of Operation, page 19

Comparison of Fiscal Years Ended December 31, 2010 December 31, 2011, page 19

Additional Plan of Operation, page 19

34.   Please expand your disclosure to explain the significance of the designation of "Regionally Significant Project under the Empire State Zone Program."

35.   Please include a discussion of your ability to raise more capitalization and interim funding sufficient to acquire the bottling lines and enable you to establish a strong

management team, extend your distribution network and geographic coverage and consider the acquisition of other water springs and establishment of production plants.

36.   Please disclose the nature of rental activities and the factors that resulted in the decrease in rental income in your discussion and analysis of net other income.

Settlement of lawsuit, page 20

37.   We note your statement in the penultimate paragraph on page 20 that you have granted "exclusive master bottling rights" to Dowser, LLC. Please file as an exhibit with your next amendment the bottling rights agreement or explain to us why this agreement is not material. Please see Item 601(b)(10) of Regulation S-K.

Item 5. Directors and Executive Officers, page 22

38.   We note your disclosure in the last paragraph on page 22 that Mrs. Lavoie is the administrator and principal shareholder of Les Sources Saint-Elie. In light of this relationship, please remove your statement that no conflicts of interest are believed to exist.

Item 6. Executive Compensation, page 23

39.   Please revise the disclosure that accompanies this table to provide the information required by Item 402(c)(2)(v) of Regulation S-K with respect to the stock awards.

Item 7. Certain Relationships and Related Transactions, and Director…, page 24

40.   Please revise your disclosure to provide the disclosure of directors that are not independent in accordance with Item 407(a) Regulation S-K.

Item 8. Legal Proceedings, page 24

The Cortellazi, et al Matter:, page 24

41.   We note your extensive description of the Cortellazi, et al Matter. Please revise your disclosure under this subheading to include only the information required by Item 103 of Regulation S-K, such as the last paragraph of this discussion, and a brief indication as to where the matter currently stands.

Item 10. Recent Sales of Unregistered Securities, page 26

42.   We note your disclosure that you have issued shares pursuant to Rule 506 of Regulation D as well as Section 4(2) of the Securities Act. Please revise your disclosure to state

briefly the facts you relied upon to make the exemptions available. Please see Item 701(d) of Regulation S-K.

Financial Statements, page F-1

43.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Unaudited Financial Statements, page F-2

44.   Please address the comments below in regard to your audited financial statements to the extent applicable.

Audited Financial Statements, page F-19

Balance Sheets, page F-19

45.   We note your disclosure in the cash and cash equivalents accounting policy on page F-23 that cash includes free credit on investment accounts and money market accounts. Please revise the cash caption to include cash equivalents. In addition, please tell us the nature of free credit on investment accounts included in cash equivalents.

46.   We note that other assets include a license, net of accumulated amortization. Please provide the disclosures required by ASC 350-30-50-2 either in the financial statements or the notes thereto for each year.

47.   We note that the number of shares issued and outstanding as of December 31, 2010 disclosed in the common stock caption differs from the number of shares issued and outstanding disclosed in the statements of changes in stockholders' equity. Please revise.

Statements of Changes in Stockholders' Equity, page F-21

48.   We note that the net loss and reduction in total equity related thereto for the year ended December 31, 2010 are presented in the wrong columns. Please revise.

Statements of Cash Flows, page F-22

49.   Please show us how to reconcile proceeds from related party advances, net to the change in amounts due to related party for the most recent year presented in the balance sheets on page F-19. Please also show us how to reconcile payments against loan payable for property taxes to the change in loan payable – property taxes for the most recent year presented in the balance sheets.

50.   Please tell us how proceeds from short term borrowing in fiscal 2010 are presented in the balance sheets on page F-19.

51.   We note that you are reporting a decrease in cash for fiscal 2010 and a deficit cash
        balance at the end of the period. It appears that these amounts should be presented as an
        increase in cash and a positive cash balance. Please revise or advise.

52.   Please show us how to reconcile stock-based compensation expense to the disclosures in
        the statements of changes in stockholders' equity and notes to financial statements.

Notes to Financial Statements, page F-23

Note 2 – Summary of significant accounting principles, page F-23

General

53.   We note your disclosures in Note 10 to the interim financial statements regarding
        commitments and contingencies. Please tell us why this information is omitted from your
        audited financial statements.

54.   Please disclose your policies in regard to the type of costs classified as cost of sales and
        selling, general and administrative expenses. Please also tell us and consider disclosing
        the nature of cost elements included in inventories.

Foreign currency translation, page F-23

55.   Please tell us the relevance of this accounting policy to your financial statements as it
        does not appear you conduct operations in foreign countries.

Revenue recognition, page F-23

56.   We note your disclosure on page 4 that you provide fee based services and provide
        products under material and fee and finished case pricing arrangements. Please tell us
        your consideration of disclosing revenues from fee based services and from sales of
        products under material and fee and finished case pricing arrangements.

57.   Please disclose your normal shipping terms and when title and risk of loss passes to
        buyers. Please also revise to clarify your revenue recognition policies for shipments
        under fee based services and products delivered under material and fee and finished case
        pricing arrangements. Please also disclose the nature of deferred revenue and related
        accounting policies.

Long-Lived Assets, page F-24

58.   Please disclose whether you tested long-lived assets, including the license agreement, for
        impairment during the years presented. If not, please tell us why. If so, please disclose

the information required by ASC 350-30-50-3, ASC 360-10-50-2 and ASC 820-10-50-5 as applicable.

Comprehensive Income, page F-25

59.   Please disclose that you have no items of other comprehensive income in the years presented.

Stock-Based Compensation, page F-25

60.   We note your disclosure that no stock options or restricted stock awards were issued to employees or non-employees during fiscal 2009. Please tell us whether you granted any stock options, restricted stock awards or other stock-based compensation awards to employees and/or non-employees during fiscal years 2011 and 2010 and whether there are any stock-based compensation awards outstanding at the end of fiscal 2011. If so, please provide the disclosures required by ASC 718.

61.   We note that the summary compensation table on page 23 includes the value of stock awards in fiscal years 2011 and 2010. Please tell us the nature and terms of the stock awards and how you accounted for the awards. Please also tell us how the stock awards are disclosed in your financial statements.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy…, page F-26

62.   It appears that the definition and description of the fair value hierarchy, as disclosed on page F-9, is omitted. Please revise or advise.

63.   We note your reference to the fair values of financial instruments disclosed in Note 4. We are unable to locate the referenced disclosure. Please advise.

64.   Please revise to present the fair value of the mortgage loan together with the related carrying amount of the obligation. Please also disclose the method and assumptions used to estimate the fair value of the mortgage obligation. Please refer to ASC 825-10-50-10 and ASC 825-10-50-11.

Note 4 – Property and Equipment, page F-28

65.   We note that the amount of property and equipment net of accumulated depreciation at December 31, 2010 does not agree to the amount of property and equipment net of accumulated depreciation disclosed in the balance sheet on page F-19. Please revise or advise.

Note 5 – Stockholders' Equity, page F-28

66.   We note that the number of common shares issued to your president and chief executive officer on August 13, 2010 differs from the number of shares reflected in the statements of changes in stockholders' equity on page F-21. Please revise or advise.

67.   Please disclose how you determined the fair values of common shares issued to settle debt obligations and unpaid wages, common shares issued to employees as bonuses and common shares issued for services rendered. Please also disclose any gains or losses recognized.

Note 6 – Income Taxes, page F-29

68.   Please revise the amounts of deferred tax liabilities and net deferred tax liabilities in the table of deferred tax assets and liabilities to agree with the amount of deferred tax liabilities disclosed on the face of the balance sheets on page F-19.

Note 8 – Short-Term Debt, page F-30

69.   It appears that your reference to Note 12 in the first sentence is incorrect. Please revise or advise.

70.   Please disclose the interest rate payable under the mortgage note before default and the interest rate payable under the terms of the forbearance agreement. Please also disclose other significant terms of the forbearance agreement.

71.   Please disclose the balance of the payment arrangement with the County of Sullivan outstanding at December 31, 2011. Please also provide us with a summary of changes in the balance during the year.

72.   You disclose that the obligation payable to the County of Sullivan is due in 24 monthly payments. As such, it appears that a portion of the obligation should be classified as a long-term liability. Please revise or advise.

Note 10 – Acquisition, page F-31

73.   Please tell us how you accounted for the acquisition and the basis in GAAP for your accounting. Please also tell us how you allocated the purchase price to the net assets acquired. In addition, please tell us the process you used to reassess whether you correctly identified all of the assets acquired and all of the liabilities assumed. Please refer to ASC 805-30-25-4.

Note 11 – Litigation, page F-31

74.   We note your disclosure in the third paragraph that the parties to the Dowser, LLC litigation are currently negotiating an out of court settlement. On page 20, you disclose that the parties have reached an out of court settlement and the Company granted certain exclusive master bottling rights to Dowser. Please revise to correct the inconsistent disclosures. In addition, please describe the impact the settlement had or that you reasonably expect will have on your financial position, results of operations and cash flows.

75.   In regard to the matter disclosed in the fourth paragraph, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please refer to ASC 45-20-50-2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3270 with any other questions.

                                    Sincerely,

                                    /s/ Mara L. Ransom

                                    Mara L. Ransom
                                    Assistant Director